UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Galera Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36338D108

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

314 Main Street, 15th Floor

Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Clarus IV-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 542,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 542,555
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,555
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Clarus IV-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 353,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 353,661
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Clarus IV-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,324
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 652,324
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Clarus IV-D, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,444
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,444
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,444
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Clarus IV Galera Royalty AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 550,661
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Clarus IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,645
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Blackstone Clarus GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,645
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Blackstone Clarus GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,645
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,645
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,645
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,274,605
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,274,605
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,274,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,274,605
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,274,605
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,274,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36338D108

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,274,605
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,274,605
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,274,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

The Common Stock, par value $0.001 per share (the “Common Stock”) beneficially held by the Reporting Persons (as defined below) reported on this Schedule 13D (this “Schedule 13D”) was previously reported on a Schedule 13G as most recently filed with the Securities and Exchange Commission on February 11, 2022. On May 11, 2020, as partial consideration for entering into that certain Amendment No. 1 to the Amended and Restated Purchase and Sale Agreement, dated November 14, 2018, Clarus IV Galera Royalty AIV, L.P. was issued warrants to purchase an aggregate of 550,661 shares of Common Stock at an exercise price equal to $13.62 per share. These warrants became exercisable on June 7, 2021 and July 19, 2021. Going forward, the Reporting Persons (as defined below) will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock of Galera Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2 W Liberty Blvd #100, Malvern, Pennsylvania 19355.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•	Clarus IV-A, L.P., Clarus IV-B, L.P., Clarus IV-C, L.P. and Clarus IV-D, L.P. (collectively, the “Clarus Funds”), each a Delaware limited partnership;

•	Clarus IV Galera Royalty AIV, L.P., a Delaware limited partnership;

•	Clarus IV GP, L.P., a Delaware limited partnership;

•

Blackstone Clarus GP L.P., a Delaware limited partnership, Blackstone Clarus GP L.L.C., a Delaware limited liability company, Blackstone Holdings I L.P., a Delaware limited partnership, Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, Blackstone Inc., a Delaware corporation (“Blackstone”), Blackstone Group Management L.L.C. a Delaware limited liability company (collectively, with Clarus IV GP, L.P., Blackstone Clarus GP L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP L.L.C. and Blackstone, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of the Clarus Funds, Clarus IV Galera Royalty AIV, L.P. and Clarus IV GP L.P. is 314 Main Street, 15th Floor, Cambridge, MA 02142. The address of the principal business office of each of the Blackstone Entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of each of the Clarus Funds and Clarus IV Galera Royalty AIV, L.P. is to invest in and assist early-stage and/or growth-oriented businesses in life sciences. The principal business of Clarus IV GP, L.P. is to act as the general partner of each of the Clarus Funds, Clarus IV Galera Royalty AIV, L.P. and other affiliated Blackstone entities. The principal business of Blackstone Clarus GP L.P. is performing the functions of, and serving as, the general partner of Clarus IV GP, L.P. and other affiliated Blackstone entities. The principal business of Blackstone Clarus GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Clarus GP L.P. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a sole member of Blackstone Clarus GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Clarus Funds purchased the following shares of Series C redeemable convertible preferred stock of the Issuer (the “Series C Stock”) (with numbers reflecting the one-for-5.056564 reverse stock split effective October 25, 2019): (a) Clarus IV-A, LP purchased 461,769 shares of Series C Stock for an aggregate of $5,170,315.22, (b) Clarus IV-B, LP purchased 301,001 shares of Series C Stock for an aggregate of $3,370,242.11, (c) Clarus IV-C, LP purchased 555,193 shares of Series C Stock for an aggregate of $6,216,363.82 and (d) Clarus IV-D, LP purchased 111,021 shares of Series C Stock for an aggregate of $1,243,074.81. Immediately prior to the closing of the IPO, each share of Series C Stock described above automatically converted on a 1-for-1 basis into Common Stock for no additional consideration.

On November 12, 2019, at the closing of the IPO, the Clarus Funds purchased an aggregate of 250,000 shares of Common Stock for $12.00 per share for an aggregate purchase price of $3,000,000.

The Clarus Funds’ payment of the aggregate purchase price described above was funded by capital contributions by the Clarus Funds’ partners.

On May 11, 2020, as partial consideration for entering into that certain Amendment No. 1 to the Amended and Restated Purchase and Sale Agreement, dated November 14, 2018 (as amended, the “Royalty Agreement”), the Issuer entered into a warrant purchase agreement (the “Warrant Purchase Agreement”) pursuant to which the Issuer issued warrants to Clarus IV Galera Royalty AIV, L.P. to purchase an aggregate of 550,661 shares of Common Stock at an exercise price equal to $13.62 per share (the “Warrants”). Under the Royalty Agreement, an affiliate of the Reporting Persons agreed to pay the Issuer, in the aggregate, up to $117.5 million upon the achievement of specified clinical milestones in the Issuer’s Phase 3 ROMAN Trial. The Warrants became exercisable on June 7, 2021 and July 19, 2021 upon the receipt by the Issuer of the applicable specified milestone payments.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Emmett Cunningham, a designee of Blackstone Inc. or one of its affiliates serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculation of the percentage of shares of Common Stock beneficially owned is based on 28,500,066 shares of Common Stock outstanding as of November 7, 2022, as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022, and takes into account shares of Common Stock underlying the Warrants beneficially owned by the Reporting Persons and the Common Stock underlying the 44,960 vested options issued to Dr. Cunningham, as applicable.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Clarus IV-A, L.P. directly holds 542,455 shares of Common Stock, Clarus IV-B, L.P. directly holds 353,661 shares of Common Stock, Clarus IV-C, L.P. directly holds 652,324 shares of Common Stock, Clarus IV-D, L.P. directly holds 130,444 shares of Common Stock and Clarus IV Galera Royalty AIV, L.P. directly holds Warrants to purchase 550,661 shares of Common Stock.

The general partner of each of the Clarus Funds and Clarus IV Galera Royalty AIV, L.P. is Clarus IV GP, L.P. The general partner of Clarus IV GP, L.P. is Blackstone Clarus GP L.P. The general partner of Blackstone Clarus GP L.P. is Blackstone Clarus GP L.L.C. The sole member of Blackstone Clarus GP L.L.C. is Blackstone Holdings I

L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone. The sole holder of the Series II preferred stock of Blackstone is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

From time to time, Emmett Cunningham, a designee of Blackstone or one of its affiliates and a member of the Board, has been granted stock options as compensation for serving as a director of the Issuer. These options vest over various periods of time. Pursuant to arrangements between Dr. Cunningham and Blackstone and its affiliates, Dr. Cunningham is required to transfer to Blackstone and/or its affiliates any and all compensation received in connection with his directorship for any company Blackstone or its affiliates invests in or advises. Blackstone may be deemed to beneficially own an additional 44,960 shares of Common Stock representing the aggregate amount of shares underlying such options which are vested or are scheduled to vest within 60 days of December 31, 2022.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 5 of the Schedule 13D is incorporated herein by reference.

On May 11, 2020, as partial consideration for entering into that certain Amendment No. 1 to the Amended and Restated Purchase and Sale Agreement, dated November 14, 2018, the Issuer issued warrants to Clarus IV Galera Royalty AIV, L.P. to purchase an aggregate of 550,661 shares of Common Stock at an exercise price equal to $13.62 per share (the “Warrants”). 293,686 of the Warrants became exercisable on June 7, 2021 and 256,975 of the Warrants became exercisable on July 19, 2021 upon the receipt by the Issuer of the applicable specified milestone payment. The Warrants expire on June 6, 2027 and July 18, 2027, respectively, six years after the initial exercise date of each Warrant.

Pursuant to the Warrant Purchase Agreement, Clarus IV Galera Royalty AIV, L.P. is entitled to customary “piggyback” registration rights, allowing Clarus IV Galera Royalty AIV, L.P. to include the Common Stock underlying the Warrants in certain “shelf” or “resale” registration statements of the Issuer filed under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain limitations. The Warrant Purchase Agreement also contains customary indemnification provisions.

Dr. Cunningham has been awarded stock options by the Issuer from time to time in connection with the Issuer’s director compensation program. Dr. Cunningham has been granted the following stock options, each of which expires ten years after the date of grant (i) a grant on June 15, 2022 of 15,000 stock options to purchase shares of Common Stock at an exercise price of $1.48 per share, vesting on the earlier of June 15, 2023 or the day immediately prior to the date of the Issuer’s next annual meeting of stockholders, (ii) a grant on July 1, 2021 of

5,408 stock options to purchase shares of Common Stock at an exercise price of $10.09 per share, which are vested, (iii) a grant on June 16, 2021 of 9,888 stock options to purchase shares of Common Stock at an exercise price of $8.90 per share, which are vested, (iv) a grant on June 9, 2020 of 9,888 stock options to purchase shares of Common Stock at an exercise price of $9.31 per share, which are vested and (v) a grant on November 6, 2019 of 19,776 stock options to purchase shares of Common Stock at an exercise price of $12.00 per share, which are vested.

In connection with the IPO, the Clarus Funds, the Issuer and other parties thereto entered into the Second Amended and Restated Investor Rights Agreement (the “Investors’ Rights Agreement”), pursuant to which certain shareholders of the Issuer are entitled to certain demand registration rights, piggyback registration rights and S-3 registration rights. The Investors’ Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

The description of the Warrant, the Warrant Purchase Agreement and the Investors’ Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of February 9, 2023, by and among the Reporting Persons (filed herewith).

Exhibit B	Form of Warrant Agreement, dated May 11, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2020).

Exhibit C	Form of Warrant Purchase Agreement, dated May 11, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2020).

Exhibit D	Second Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184) filed on October 11, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

CLARUS IV-A, L.P.
By:	Clarus IV GP, L.P., its general partner
By:	Blackstone Clarus GP L.P., its general partner
By:	Blackstone Clarus GP L.L.C., its general partner

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

CLARUS IV-B, L.P.
By:	Clarus IV GP, L.P., its general partner
By:	Blackstone Clarus GP L.P., its general partner
By:	Blackstone Clarus GP L.L.C., its general partner

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

CLARUS IV-C, L.P.
By:	Clarus IV GP, L.P., its general partner
By:	Blackstone Clarus GP L.P., its general partner
By:	Blackstone Clarus GP L.L.C., its general partner

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

CLARUS IV-D, L.P.
By:	Clarus IV GP, L.P., its general partner
By:	Blackstone Clarus GP L.P., its general partner
By:	Blackstone Clarus GP L.L.C., its general partner

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

CLARUS IV GALERA ROYALTY AIV, L.P.
By: By: By:	Clarus IV GP, L.P., its general partner Blackstone Clarus GP L.P., its general partner Blackstone Clarus GP L.L.C., its general partner

By: Name: Title:	/s/ Omar Rehman Omar Rehman Chief Compliance Officer and Secretary

CLARUS IV GP, L.P.
By:	Blackstone Clarus GP L.P., its general partner
By:	Blackstone Clarus GP L.L.C., its general partner

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

BLACKSTONE CLARUS GP L.P.
By:	Blackstone Clarus GP L.L.C., its general partner

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

BLACKSTONE CLARUS GP L.L.C.

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

BLACKSTONE HOLDINGS I L.P.
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Right Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.